Exhibit 12.1

CENTURY COMMUNITIES, INC.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2016, 2015, 2014, 2013 and 2012.

	Year Ended December 31,
(Dollars in thousands)	2016	2015	2014	2013	2012
Earnings	$93,118	$70,767	$33,530	$19,679	$8,938

Fixed charges	$27,371	$20,693	$11,053	$1,183	$1,751
Earnings to fixed charges	$3.40	$3.42	$3.03	$16.63	$5.11

Earnings (Loss):
Income before income tax expense	$73,149	$60,305	$30,959	$18,073	$7,439
Add: fixed charges	27,371	20,693	11,053	1,183	1,751
Less: capitalized interest	(26,904)	(20,313)	(10,848)	(1,098)	(1,681)
Add: amortization of previously capitalized interest	19,502	10,082	2,366	1,521	1,429

Total earnings	$93,118	$70,767	$33,530	$19,679	$8,938

Fixed Charges:
Interest expense (1)	$5	$10	$26	$—	$—
Interest component of rent expense	462	370	179	85	70
Capitalized interest	26,904	20,313	10,848	1,098	1,681

Total fixed charges	$27,371	$20,693	$11,053	$1,183	$1,751

(1)	Excludes capitalized interest